ATTACHMENT FOR CURRENT FILING OF N-SAR SUB-ITEM 77D

At a regular meeting held September 26-28, 2007, the Board of Trustees for the Registrant voted to eliminate restrictions on the number of securities that may be held in the International Opportunities Fund. The International Opportunities Fund normally maintains a core position of between 35 and 50 common stocks. The Fund has removed the limitation regarding the number of additional common stocks held at times such as when the portfolio manager is accumulating new positions, phasing out and replacing existing positions, or responding to exceptional market conditions.

At a regular meeting held December 12-14, 2007, the Board of Trustees for the Registrant voted to approve investment in foreign securities by the Emerging Small Company Fund. The Emerging Small Company Fund may invest up to 25% of its new assets in foreign securities, including foreign stocks that are listed on U.S. exchanges.

At a regular meeting held December 12-14, 2007, the Board of Trustees for the Registrant voted to approve the name change of Quantitative Value Fund to Optimized Value Fund.